Filed by MassMutual Premier Funds and MassMutual Select Funds
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: the series of MassMutual Select Funds listed below
Investment Company Act File Number of MassMutual Select Funds: 811-08274
MASSMUTUAL FUNDS
MassMutual Strategic Bond Fund
MassMutual Fundamental Value Fund
MassMutual Growth Opportunities Fund
MassMutual Diversified Value Fund
MassMutual Blue Chip Growth Fund
MassMutual Core Bond Fund
Supplement dated June 20, 2024 to the
Prospectuses, each dated February 1, 2024
This supplement provides new and additional information beyond that contained in the Prospectuses, and any previous supplements. It should be retained and read in conjunction with the Prospectuses,, and any previous supplements.
The respective Board of Trustees of each Selling Fund and each Acquiring Fund, as applicable, has approved the reorganization of each Selling Fund listed in the table below (each, a “Selling Fund”) with and into the corresponding Acquiring Fund listed in the table below (each, an “Acquiring Fund”). Subject to the satisfaction of certain conditions, the reorganizations are expected to occur in September 2024. No shareholder approval is required to effect the reorganization of the Selling Funds into the corresponding Acquiring Funds. This supplement provides written notice of the reorganizations to the Selling Fund and Acquiring Fund shareholders. No assurance can be given that the reorganizations will occur. None of the reorganizations is contingent upon any other reorganization.
Selling Funds	Acquiring Funds
MassMutual Growth Opportunities Fund (a series of MassMutual Select Funds)	MassMutual Blue Chip Growth Fund (a series of MassMutual Select Funds)
MassMutual Fundamental Value Fund (a series of MassMutual Select Funds)	MassMutual Diversified Value Fund (a series of MassMutual Select Funds)
MassMutual Strategic Bond Fund (a series of MassMutual Select Funds)	MassMutual Core Bond Fund (a series of MassMutual Premier Funds)
Under the terms of the proposed Agreement and Plan of Reorganization, each Selling Fund’s assets and liabilities would be transferred to the corresponding Acquiring Fund in return for shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate value of the assets that it receives from its corresponding Selling Fund, less the liabilities it assumes from that corresponding Selling Fund. . The Acquiring Fund shares would be distributed pro rata to shareholders of the respective Selling Fund, in liquidation of the Selling Fund. Current shareholders of the Selling Fund would thus become shareholders of the applicable Acquiring Fund and would receive shares of the applicable Acquiring Fund with a value equal to their shares of the Selling Fund at the time of the reorganization. Assuming certain conditions are satisfied, each reorganization is expected to be a tax-free event for U.S. federal income tax purposes. More information about each Acquiring Fund and the definitive terms of each of the reorganizations will be included in the combined information statement/prospectus relating to the reorganizations.

At any time before the close of the reorganizations, shareholders may redeem a Selling Fund’s shares as described in such Funds’ Prospectus dated February 1, 2024. Such redemptions may be taxable transactions.
The summary prospectuses for the Acquiring Funds are being mailed with this supplement. These summary prospectuses are also available at www.massmutual.com/funds or by calling 1-888-309-3539.
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund or Selling Fund, nor is it a solicitation of any proxy. For important information regarding the reorganizations, or to receive a free copy of the combined information statement/prospectus relating to the reorganization (and containing important information about fees, expenses and risk considerations), once the registration statement relating to the reorganizations has been filed with the Securities and Exchange Commission and become effective, please call your financial intermediary or visit its website. The combined information statement/prospectus relating to the reorganization will be available free of charge on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the combined information statement/prospectus carefully before making any investment decisions.
With respect to the MassMutual Strategic Bond Fund, effective immediately, the section entitled “Purchase and Sale of Fund Shares” (page 19 of the respective Prospectus) is restated in its entirety as follows:
PURCHASE AND SALE OF FUND SHARES
Shares of the Fund are generally available to retirement plans, other institutional investors, and individual retirement accounts. Fund shares are redeemable on any business day by written request, telephone, or internet (available to certain customers).
The Board of Trustees of the MassMutual Select Funds has approved the reorganization of the Fund into the MassMutual Core Bond Fund. Subject to the satisfaction of certain conditions, the reorganization is expected to occur in September 2024. No assurance can be given that the reorganization will occur.
With respect to the MassMutual Fundamental Value Fund, effective immediately, the section entitled “Purchase and Sale of Fund Shares” (page 31 of the respective Prospectus) is restated in its entirety as follows:
PURCHASE AND SALE OF FUND SHARES
Shares of the Fund are generally available to retirement plans, other institutional investors, and individual retirement accounts. Fund shares are redeemable on any business day by written request, telephone, or internet (available to certain customers).
The Board of Trustees of the MassMutual Select Funds has approved the reorganization of the Fund into the MassMutual Diversified Value Fund. Subject to the satisfaction of certain conditions, the reorganization is expected to occur in September 2024. No assurance can be given that the reorganization will occur.
With respect to the MassMutual Growth Opportunities Fund, effective immediately, the section entitled “Purchase and Sale of Fund Shares” (page 58 of the respective Prospectus) is restated in its entirety as follows:
PURCHASE AND SALE OF FUND SHARES
Shares of the Fund are generally available to retirement plans, other institutional investors, and individual retirement accounts. Fund shares are redeemable on any business day by written request, telephone, or internet (available to certain customers).
The Board of Trustees of the MassMutual Select Funds has approved the reorganization of the Fund into the MassMutual Blue Chip Growth Fund. Subject to the satisfaction of certain conditions, the reorganization is expected to occur in September 2024. No assurance can be given that the reorganization will occur.
PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE
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